Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Commission File No.: 001-37512

Date: April 25, 2019

On April 25, 2019, Cousins Properties Incorporated (“Cousins”) hosted its quarterly earnings call.  A copy of excerpts of such call relating to Cousins’ pending acquisition of TIER REIT, Inc. (“TIER”) pursuant to the Agreement and Plan of Merger, dated as of March 25, 2019, by and among Cousins, TIER and Murphy Subsidiary Holdings Corporation follows.

Pamela F. Roper

Secretary, Executive VP & General Counsel, Cousins Properties, Inc.

. . .

As you may be aware, on March 25, 2019, we announced the execution of a merger agreement between Cousins Properties and TIER REIT. A separate press release was issued and the investor presentation with the related conference call transcript regarding the proposed transaction were posted to both company’s websites.

We filed with the SEC on April 19 a registration statement on Form S-4 and includes the preliminary joint proxy statement and perspectives regarding the proposed transaction. The registration statement has not yet become effective. A definitive version will be mailed to Cousins and TIER’s stockholders when it is available. You should review the definitive proxy statement and other materials filed with the SEC carefully when they become available as they will include important information regarding the proposed transaction, including information about certain of the directors and executive officers of Cousins and TIER that may be deemed to be participants and the solicitation of proxies with respect to the proposed transaction. Information about each Cousins’ and TIER’s directors and executive officers are contained in our respective filings with the SEC and will be contained in a definitive joint proxy statement and prospectus.

This call will focus on our second quarter results, and we request that you confine your questions and comments to each results and not the announced merger.

. . .

Colin Connolly

President, Chief Executive Officer & Director, Cousins Properties, Inc.

. . .

I would like to provide an update on our pending merger with TIER REIT. We filed our preliminary registration statement last Friday and continue to expect to close the transaction by the third quarter of 2019. The integration planning and preparation is on track and progressing well. Overall, we remain extremely enthusiastic about the deal.

Let me remind you of the strategic merits. First, our highly complementary portfolios on a combined basis represent an unmatched collection at trophy office properties balanced across the premier Sunbelt markets. Next, the combined company will have exceptional growth and value creation opportunities going forward including an attractive development pipeline, strategic land sites, and below market in-place rents. Lastly, we believe that the transaction will be accretive over the long term to both NAV and FFO as we realize value from TIER’s significantly pre-leased development pipeline and benefit from $18.5 million of anticipated immediate G&A synergies. Importantly, we are able to execute the transaction while retaining a best-in-class balance sheet which provides financial flexibility and capacity for future growth. In closing, we had a terrific quarter of Cousins. We announced a compelling transaction with Norfolk Southern, announced the transformative merger with TIER REIT and delivered fantastic operating results. Before turning the call over to Richard, I want to express my thanks to the teams at both Cousins and TIER for their tireless work and effort. It is recognized and appreciated.

. . .

Blaine Heck

Okay. That’s helpful. Last one for me. Colin, you guys have done a great job of sourcing development opportunities recently, and now obviously, you guys have a lot to digest with the TIER deal. Can you talk about your ability to continue to focus on taking advantage of investment opportunities during the TIER process, or maybe should we expect a bit of a pause in your investment activity in kind of the legacy Cousins portfolio as you guys get this transaction under your belt?

Colin Connolly

President, Chief Executive Officer & Director, Cousins Properties, Inc.

Well, to be clear, as we look forward to the TIER transaction, a number one priority for us is integration, integration, integration, and to do that thoughtfully, to move that opportunity, strategic opportunity forward, and we’ve got great experience with that process given the Parkway transaction just a couple of years ago. So, I’m confident that our team will be able to accomplish that integration and do so in a timely manner consistent with the timeline synergies we’ve laid out. But we’ve got a fantastic team here at Cousins both on the development, investment and asset management side that is certainly able to continue to take advantage of attractive development or acquisition opportunities that come our way. So we’ll continue to as we’ve said in the past, focus on demand-driven opportunities and there we’re in a terrific spot that there’s plenty of demand in the Sunbelt and if this arise and intersect with our strategic land parcels we’ll be we’ll be ready to capitalize on this.

. . .

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins and TIER operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Cousins filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Cousins common stock to be issued in connection with the merger.  The registration statement includes a preliminary joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in Amendment No. 1 to TIER’s Annual Report on Form 10-K for fiscal year ended December 31, 2018, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available (including the definitive joint proxy statement/prospectus). Investors should read the preliminary joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.